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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12b-25

                        NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                                0-17928

                             (Check One):                  CUSIP NUMBER
                                                             645639 10 5

    (Check One):   /X/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K
                   / / Form 10-Q and Form 10-QSB  / / Form N-SAR


    For Period Ended:    June 30, 1996
                         -------------
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    [ ] Money Market Fund Rule 30b3-1 Filing
    For the Transition Period Ended:
                                    --------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NEW IMAGE INDUSTRIES, INC., a Delaware corporation
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Full Name of Registrant

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Former Name if Applicable

2283 Cosmos Court
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Address of Principal Executive Office (Street and Number)

Carlsbad, California 92009
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

    /X/  (a)       The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

    /X/  (b)       The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / /  (c)       The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Registrant is unable to meet the deadline for filing an amendment to its annual report of Form 10-K ("10-K") for its fiscal year ended June 30, 1996, which amendment is due in EDGARized form
    October 28, 1996. The filing could not have been made by the required filing date without unreasonable effort or expense by reason of the following extraordinary circumstances:

         The completion of the material for the required amendment was delayed because of the failure of counsel to incorporate all required changes prior to the cut-off for electronic filing on October 28, 1996. The changes were communicated to counsel but through oversight not all of the changes were actually incorporated. When the oversight was found, there was not sufficient time to make the changes prior to the electronic filing deadline and the Company elected to file this notification and file within the extra time allowed with all required corrections made.

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         The Company has devoted substantial time of employees and engaged substantial outside accounting and legal resources for assistance in preparing the Form 10-K for filing by the deadline. Nevertheless, as of the deadline for filing, the report requires additional revision before it will be in final form.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harold R. Orr         (619)       930-9900
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    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       /X/ Yes        / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       / / Yes        /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation is as follows:

    Not Applicable

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       NEW IMAGE INDUSTRIES, INC., a Delaware Corporation
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         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 29, 1996      By        /s/ Harold R. Orr
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                                       Harold R. Orr
                                       Chief Financial Officer